File No. 70-8839

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
            Form U-lA Post Effective Amendment No. 4
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                     New Orleans, LA  70113

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


   C. John Wilder                  Steven C. McNeal
   Executive Vice President and    Vice President and
   Chief Financial Officer         Treasurer
   Entergy Corporation             Entergy Corporation
   639 Loyola Avenue               639 Loyola Avenue
   New Orleans, LA  70113          New Orleans, LA 70113


           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

                      Frederick F. Nugent, Esq.
                           Ann G. Roy, Esq.
                        Entergy Services, Inc.
                          639 Loyola Avenue
                       New Orleans, LA 70113

Item 1.     Description of the Proposed Transactions.

           By Orders of the Commission dated June 6, 1996 (HCAR No. 26541) and March 31, 1997 (HCAR No. 26693), Entergy Corporation (the "Company"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), whose principal business address is 639 Loyola Avenue, New Orleans, Louisiana 70113 was authorized to issue and sell up to 30,000,000 shares of its authorized but unissued common stock, par value $0.01 per share (the "Common Stock") through December 30, 2000 pursuant to the Entergy Corporation Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Company also has the option to direct the Administrator of the Plan to purchase shares from third parties to fulfill the requirements of the Plan. Entergy now proposes to extend its authority to issue and sell shares remaining under the
      Plan through December 31, 2005.   (As of the date of  this
      filing, Entergy has 13,139,294 shares authorized to issue pursuant to the Plan). All transactions under the Plan will be on the same terms and under the same conditions as previously authorized by the Commission.

      1.2 Participants. All of the Company's shareholders and any other interested investors may purchase shares of Common Stock and/or invest all or a portion of their cash dividends in shares of Common Stock pursuant to the Plan (each a "Participant"). Registered holders of shares of Common Stock may participate in the Plan directly, and beneficial owners may participate by either having their shares transferred into their own names or directing their broker, bank or nominee to participate on their behalf.
      An interested investor that is not already a shareholder may become a Participant by making an initial cash investment of not less than $1,000 nor more than $3,000, unless granted a waiver of the $3,000 maximum by the Company as described below. Potential Participants that reside in jurisdictions in which their participation would be unlawful will not be eligible to participate in the Plan.

      1.3 Dividend Reinvestment. Participants in the Plan may elect to have all or a portion of their dividends reinvested in shares, including fractional shares, of Common Stock. Those Participants that elect to have only a portion of their cash dividends reinvested under the Plan will continue to receive cash dividends on those shares not participating in the Plan.

      1.4 Optional Cash Investments. A Participant may make an optional cash investment in shares of Common Stock subject to a minimum of $100 and a maximum of $3,000 per month, and an interested investor that has not yet become a Participant may make an initial optional cash investment of a minimum of $1,000 and a maximum of $3,000. In both instances, the $3,000 limit may be waived by the Company pursuant to a written request (a "Request for Waiver"). Optional cash investments may be made by Participants once each month.

      1.5 Purchase Price. Under the Plan, the purchase price of the newly issued shares will be the weighted average of the daily high and low sales prices of the Common Stock on the New York Stock Exchange ("NYSE") during the pricing period, which consists of the twelve trading days immediately preceding the investment date; and the purchase price for shares purchased on the open market will be the weighted average price paid by the Plan including brokerage fees and commissions computed up to seven decimal places, if necessary. The investment date for any month in which a dividend will be paid will be the dividend payment date; and, for any other month, the investment date will be the first calendar day of such month provided, however, that if either the dividend payment date or the first calendar day of the month falls on a day when the NYSE is closed, the investment date will be the next following day that the NYSE is open. The Plan must receive funds for optional cash investments no later than the last business day immediately preceding the first day of the pricing period for the next following investment date. Funds received after the last business day immediately preceding the first day of the pricing period and before the next succeeding investment date will be returned to the Participants without interest. All shares of Common Stock purchased pursuant to the Plan from third parties will be purchased as soon as practicable on or after the applicable investment date, and shares purchased from the Company will be purchased on the investment date. The shares of Common Stock purchased on behalf of the Participants to fulfill the requirements of the Plan will be in the Company's discretion, either previously issued shares purchased on the open market or in privately negotiated transactions or newly issued shares purchased directly from the Company. The decision whether to allow the Plan to purchase new but unissued shares or shares on the open market may be made by the Company only once in any three month period.

      1.6 Request for Waiver. An optional cash investment in excess of the $3,000 per month maximum may be made only pursuant to a Request for Waiver accepted by the Company. The Company has sole discretion as to whether to grant any Request for Waiver. In deciding whether to grant a Request for Waiver, the Company may consider relevant factors including, but not limited to, whether the Plan has been acquiring newly issued shares from the Company or acquiring shares in the open market or in privately negotiated transactions from third parties, the Company's need for additional capital, the attractiveness of obtaining such additional capital through a sale of Common Stock as compared to the sources of other funds, the purchase price likely to apply to a sale of the Common Stock, the Participants submitting the requests, the extent and nature of such Participants' prior participation in the Plan, the number of shares of Common Stock held of record by such Participants and the amount of their proposed investments, and the aggregate amount of optional cash investments in excess of the allowable maximum that have been submitted by all Participants. If Requests for Waiver are submitted at any time for an aggregate investment amount in excess of the amount, if any, that the Company is then willing to accept, the Company may grant such Requests for Waiver in the order of receipt, pro rata or by any other method the Company determines is appropriate.

      1.7 Threshold Price. The Company may also establish, for each monthly pricing period under the Plan, a minimum price (the "Threshold Price") applicable to the purchase of shares directly from the Company pursuant to a Request for Waiver. If established for any pricing period, the Threshold Price will be the minimum dollar amount that the average of the high and low sales prices of the Common Stock on the NYSE for each trading day of the relevant pricing period must equal or exceed. In the event the Threshold Price is not satisfied or no trades are made on the NYSE for any trading day in the pricing period, then that trading day and all trading prices for that day will be excluded in the determination of the purchase price. Additionally, for each trading day of the pricing period excluded from the pricing period, one-twelfth of the total amount of the optional cash investment of each Participant made pursuant to a Request for Waiver will be returned to that Participant without interest.

      1.8 Waiver Discount. For those purchases of Common Stock made pursuant to a Request for Waiver, the Company, at least three business days prior to the first day of the applicable pricing period, may also establish a discount from the purchase price applicable to those optional cash investments (the "Waiver Discount"). The Waiver Discount may be between 0% and 3% and may vary each month, but once established will apply uniformly to all optional cash investments made for that month pursuant to a Request for Waiver. The Waiver Discount will be established at the Company's total discretion after a review of current market conditions, the level of participation in the Plan and current and projected capital needs. The Company has no present plans to establish either a discount or minimum price for optional cash investments of $3,000 or less or for dividend reinvestments, but reserves the right under the Plan to do so in the future.

      1.9 Administration. The Plan will be administered by Mellon Bank, N.A., or such successor administrator as the Company may designate (the "Administrator"). The Administrator will act as the agent for the Participants, review records of the accounts of the Participants, send regular account statements to the Participants and perform all other administrative duties relating to the Plan. Shares purchased for each Participant under the Plan will be held by, and registered in the name of, the Administrator or its nominee on behalf of each Participant unless the Participant requests that stock certificates be issued. Participants may also deposit certificates to be held by the Administrator for safekeeping for all shares of Common Stock designated for participation in the Plan. Upon written request of a Participant or upon withdrawal from the Plan or termination of the Plan, the Administrator will have certificates issued and delivered to the Participant for all shares credited to the Participant's account. In no event, however, will certificates be issued for fractional shares. A Participant will retain all voting rights relative to the shares of Common Stock held by the Administrator and such shares will be voted in accordance with the Participant's instructions. Participants may withdraw from the Plan at any time upon written notice.

      1.10 Use of Proceeds. The Plan will have the effect of raising additional capital through the direct sale of Common Stock. Proceeds from the issuance of shares under the Plan will be used for general corporate purposes, and, subject to any requisite Commission approval, such purposes may include, but are not limited to, investments in subsidiaries, repayment of debt and payment of dividends and interest.

      1.11 The Plan is set forth in its entirety in the prospectus included as part of Exhibit
      C-1 hereto to which reference is hereby made. The Company reserves the right (subject to any requisite Commission approval) to suspend, modify or terminate the Plan at any time.

   1.12 Entergy states that for purposes of Rule 53(a)(1) its "aggregate investment" in EWGs and FUCOs was approximately $1,047,322,020, representing approximately 36.63% of Entergy's consolidated retained earnings, as of June 30, 2000.
Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy's domestic public utility subsidiary companies would render services to affiliated EWG's and FUCO's. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met."

Item 2.   Fees, Commissions and Expenses.

           Participants will pay their pro rata share of any brokerage fees or commissions on purchases of shares of Common Stock for their accounts in the open market or in privately negotiated transactions, which sums will be first deducted before determining the number of shares to be purchased. Participants will not incur brokerage commissions or service charges in connection with the reinvestment of dividends, or the purchase of Common Stock directly from the Company. Participants will pay their pro rata share of any brokerage fees or commissions on shares of Common Stock sold for their account under the Plan (unless such shares are purchased by the Plan), which will be deducted from the proceeds of such sales. The Administrator also will charge certain administrative fees for other services or transactions, which will be paid by Participants.



      All additional expenses related to the additional shares of common stock are not expected to deviate materially from those fees an dexpneses customarily incurred in connection with similar plans. The Company will disclose such additional fees and expenses in a certificate filed pursuant to Rule 24 under the Act.

Item 5.   Procedure

      Item 5, is deleted in its entirety and restated as follows:

      The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by August 18, 2000.

      The Company further requests that the Commission's order permitting the Application-Declaration to become effective issue by October 31, 2000 with respect to the transactions described herein, so that the Company will be in a position to issue the additional shares to Participants after December 31, 2000 commencing as soon thereafter as practicable.

      The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decisions and/or order in this matter.

Item 6.   Exhibits and Financial Statements

      Item 6 is amended to include the following:

       * C-1 Prospectus (No. 333- 02503) relating to the Entergy Corporation Dividend Reinvestment
                   Plan (filed in Registration Statement No. 333-02503) dated June 6, 1996 and as amended by Post Effective Amendment (filed in Registration Statement No. 333-22007) dated February 19, 1997.

       H-2         Suggested form of Supplemental Notice of
                   Proposed Transaction in the Federal Register

      *  Incorporated by reference

                            SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                       ENTERGY CORPORATION


                                   By:       /s/ Steven C. McNeal
                                               Steven C. McNeal
                                       Vice President and Treasurer

Dated: August 14, 2000